                                                                    EXHIBIT 12.1


                        U.S. RESTAURANT PROPERTIES, INC.
   RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                 (IN THOUSANDS)


                                                THREE MONTHS ENDED            SIX MONTHS ENDED
                                                     JUNE 30,                      JUNE 30,
                                                2000         1999             2000        1999
                                                ----         ----             ----        ----
Net income (Loss)                             (1,399)        3,693            (990)      6,203

Fixed Charges:
  Interest Expense                             7,851         7,401          15,549      14,140
  Capitalized Interest                           218           428             491         719
  Preferred Dividend Requirements              1,775         1,775           3,551       3,551
                                             -------       -------         -------     -------
Total Fixed Charges and Preferred Stock
  Dividends                                    9,844         9,604          19,591      18,410

Less Preferred Stock Dividend Requirements     1,775         1,775           3,551       3,551

Earnings                                     $ 6,670       $11,522         $15,050     $21,062
                                             =======       =======         =======     =======

Ratio of Earnings to Fixed Charges              0.83x(1)      1.47x           0.94x(1)    1.42x
Ratio of Earnings to Combined
  Fixed Charges and Preferred
   Stock Dividends                              0.68x(1)      1.20x           0.77x(1)    1.14x

(1) During the three month and six month periods ended June 30, 2000, the Company recorded a non-cash, unusual charge of $(3,391) and $(4,422), respectively, relating to the contingent OP units accrued according to the 1997 termination of the management contract. Excluding the effects of this unusual charge, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock would have been 0.41x and 0.33x respectively for the three months ended June 30, 2000 and 0.66x and 0.54x, respectively for the six months ended June 30, 2000.